UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM SD
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Specialized Disclosure Report

Commission file number: 000-50789
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Digirad Corporation
(Exact name of registrant as specified in its charter)
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Delaware	33-0145723
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1048 Industrial Court, Suwanee, GA	30024
(Address of Principal Executive Offices)	(Zip Code)

Jeffry R. Keyes (858) 726-1600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015. ☒

SECTION 1. CONFLICT MINERALS DISCLOSURE
Digirad Corporation ("Digirad" or the "Company") evaluated its current product offerings and concluded that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold ("3TG") as part of the product functionality. We conducted a Reasonable Country of Origin Inquiry ("RCOI") process with our suppliers and determined that our supply chain is DRC conflict undeterminable, and as a result, we have filed a Conflict Minerals Report.
Conflict Mineral Disclosure
A copy of the Company's Conflict Minerals Report is included in Exhibit 1.01 hereto and is publicly available at: "http://drad.client.shareholder.com/corporate-governance.cfm".
SECTION 2. EXHIBITS

Exhibit Number	Description

1.01	Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DIGIRAD CORPORATION

Date:	May 31, 2016	By:	/s/ JEFFRY R. KEYES
Jeffry R. Keyes Chief Financial Officer